UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            _________________________

                                 SCHEDULE 13D/A

                            _________________________

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*

                             AUTO DATA NETWORK, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    05270Q104
                                 (CUSIP NUMBER)

                                Hank Gracin, Esq.
                               Lehman & Eilen LLP
                          20283 State Road 7, Suite 300
                              Boca Raton, FL 33498
                                 (561) 237-0804
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)

                               December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(f) or 240.13d(g), check the following box: / /

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 24013d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 09066y    10  7             13D                    Page 2 of 10 Pages


1 NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Little Wing, L.P., 13-3778596

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(D) OR 2(E): /  /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.  SOLE VOTING POWER:                0 shares

8.  SHARED VOTING POWER:      2,387,547 shares*

9.  SOLE DISPOSITIVE POWER:           0 shares

10. SHARED DISPOSITIVE POWER: 2,387,547 shares

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    2,387,547 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES:   / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):   7.8%

14. TYPE OF REPORTING PERSON: PN

------------------------------
* Consists of 237,000 preferred shares convertible into 474,000 common shares, 94,800 warrants exercisable into 94,800 common shares and 1,818,747 common shares

CUSIP NO. 09066y    10  7             13D                    Page 3 of 10 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON :
    Circle - T Explorer Master Capital International, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

7.  SOLE VOTING POWER:                0 shares

8.  SHARED VOTING POWER:        126,700 shares*

9.  SOLE DISPOSITIVE POWER:           0 shares

10. SHARED DISPOSITIVE POWER:   126,700 shares*

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:   126,700 shares*

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11): .41%

14. TYPE OF REPORTING PERSON: CO

________________________________
* Consists of common shares

CUSIP NO. 09066y    10  7             13D                    Page 4 of 10 Pages


1. NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Quilcap Corp., 13-3780878

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.  SOLE VOTING POWER:                0 shares

8.  SHARED VOTING POWER:      2,514,247 shares*

9.  SOLE DISPOSITIVE POWER:           0 shares

10. SHARED DISPOSITIVE POWER: 2,514,247 shares

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON:  2,514,247 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11): 8.2%

14. TYPE OF REPORTING PERSON: CO


______________________________________
*Consists of 237,000 preferred shares convertible into 474,000 common shares, 94,800 warrants exerisable into 94,800 common shares and 1,945,447 shares of common stock.

CUSIP NO. 09066y    10  7             13D                    Page 5 of 10 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Tradewinds Fund Ltd.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.  SOLE VOTING POWER:                0 shares

8.  SHARED VOTING POWER:        581,109 shares*

9.  SOLE DISPOSITIVE POWER:           0 shares

10. SHARED DISPOSITIVE POWER:   581,109 shares*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    581,109 shares*

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):   1.9%

14. TYPE OF REPORTING PERSON: CO

_________________________________________
* Consists of 59,000 preferred shares convertible into 118,000 common shares, 23,600 warrants exercisable into 23,600 common shares and 439,509 shares of common stock

CUSIP NO. 09066y    10  7             13D                    Page 6 of 10 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Quilcap International Corp., 13-3868725

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.  SOLE VOTING POWER:                0 shares

8.  SHARED VOTING POWER:        581,109 shares*

9.  SOLE DISPOSITIVE POWER:           0 shares

10. SHARED DISPOSITIVE POWER:   581,109 shares*

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    581,109 shares*

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW (11): 1.9%

14. TYPE OF REPORTING PERSON: CO

_________________________________________
* Consists of 59,000 preferred shares convertible into 118,000 common shares, 23,600 warrants exercisable into 23,600 common shares and 439,509 shares of common stock

CUSIP NO. 09066y    10  7             13D                    Page 7 of 10 Pages


1.  NAME OF REPORTING PERSON, I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    Parker Quillen

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
    (a) / /
    (b) /X/

3.  SEC USE ONLY

4.  SOURCE OF FUNDS: WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEM 2(D) OR 2(E): / /

6.  CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.  SOLE VOTING POWER: 25,768 shares*

8.  SHARED VOTING POWER: 3,095,356 shares**

9.  SOLE DISPOSITIVE POWER: 25,768 shares*

10. SHARED DISPOSITIVE POWER: 3,095,356 shares**

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    3,119,356 shares

12. CHECK BOX IF THE AGGREGATE AMOUNT
    IN ROW (11) EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY
    AMOUNT IN ROW (11):  9.98%

14. TYPE OF REPORTING PERSON: IN

____________________________________________________
* Consists of 10,000 preferred shares convertible into 20,000 common shares, 4,000 warrants exercisable into 4,000 common shares and 1,768 shares of common stock ** Consists of 296,000 preferred shares convertible into 592,000 common shares, 118,400 warrants exercisable into 118,400 common shares and 2,384,956 shares of common stock

CUSIP NO. 09066y    10  7             13D                    Page 8 of 10 Pages


Item 1.           Security and Issuer.

         The title of the class of equity security to which this statement relates is the common stock, par value $.001 per share ("Common Stock") of Auto Data Network, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 5 Century Place, Lamberts Road, Tunbridge Wells, Kent, United Kingdom.

Item 2.           Identity and Background.

                  (a) The filing of this Schedule 13D is made by: (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Circle-T Explorer Master Capital International Inc., a Bermuda corporation ("Circle-T");
(iii) Tradewinds Fund Ltd., a British Virgin Islands corporation ("Tradewinds");
(iv) Quilcap Corp., a Delaware corporation ("Quilcap") which is the General Partner of Little Wing and the sub-investment manger to Circle-T; (v) Quilcap International Corp., a Delaware corporation ("Quilcap International") which is the Investment Manager for Tradewinds; and (vi) Parker Quillen.

                  (b) The address of Little Wing and Circle-T is c/o Quilcap Corp., 145 East 57th Street, 10th Floor, New York, New York 10022. Tradewinds, Quilcap International and Parker Quillen share the same address with Little Wing, Circle-T and Quilcap Corp.

                  (c) (i) The principal business of Little Wing and Circle T is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing and the sub-investment manager to Circle-T; (iii) the principal business of Tradewinds is that of private investment entities engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Tradewinds.

                  (d) None of the persons referred to in subparagraph(a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP NO. 09066y    10  7             13D                    Page 9 of 10 Pages


Item 3.           Source and Amount of Funds or Other Consideration

                  Each entity and Mr. Quillen utilized its or his own assets to purchase the securities referred to in this schedule.

Item 4.           Purpose of the Transaction

         Little Wing, Circle-T, Tradewinds and Mr. Quillen (the "Reporting Entities") acquired the shares of Common Stock in the Issuer for investment purposes only. However, the Reporting Entities decided in 2006 to seek to influence the make-up of the Issuer's Board of Directors and management in an effort to create shareholder value. The Reporting Entities continue to communicate with the Issuer's management regarding the make-up of its board and management.

         Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

Item 5.           Interest in Securities of the Issuer

                  (a) As of January 12, 2007, Little Wing beneficially owned 2,387,547 shares of Common Stock constituting approximately 7.8% of the shares outstanding based on information provided by the Issuer.

                  (b) As of January 12, 2007, Circle-T beneficially owned 126,700 shares of Common Stock constituting approximately .41% of the shares outstanding based on information provided by the Issuer.

                  (c) As of January 12, 2007, Tradewinds beneficially owned 581,109 shares of Common Stock constituting approximately 1.9 % of the shares outstanding based on information provided by the Issuer.

       Little Wing, Circle-T Explorer and Tradewinds engaged in no transactions in the Issuer's Common Stock during the period commencing 60 days prior to the filing date of this Report.

                  (c) Little Wing and Circle-T each have the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap Corp., the general partner of Little Wing and the sub-investment manager to Circle-T. Tradewinds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Mr. Parker Quillen, as President of Quilcap International, the investment manager of Tradewinds.

CUSIP NO. 09066y    10  7             13D                    Page 10 of 10 Pages


Item 6.           Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer

                  Not applicable.

Item 7.           Material to be Filed as Exhibits

                  Not applicable.
                                   Signatures


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: As of January 18, 2007

----------------------------------------    -----------------------------------
LITTLE WING, L.P.                           QUILCAP CORP.
By: Quilcap Corp.,
    General Partner

By: /s/ Parker Quillen                      By: /s/  Parker Quillen
    -------------------------                   -------------------------
    Parker Quillen, President                   Parker Quillen, President

----------------------------------------    -----------------------------------
TRADEWINDS FUND LTD.                        QUILCAP INTERNATIONAL CORP.
By: Quilcap International Corp.


By: /s/ Parker Quillen                      By: /s/  Parker Quillen
    -------------------------                   -------------------------
    Parker Quillen, President                   Parker Quillen, President

----------------------------------------    -----------------------------------

CIRCLE-T EXPLORER MASTER                    /s/ Parker Quillen
CAPITAL INTERNATIONAL, INC.                 -------------------------
By: Quilcap Corp.,                          Parker Quillen, President
    Sub-Investment Manager
By: /s/ Parker Quillen
    -------------------------
    Parker Quillen